August 29, 2005



Mr. John Kalman
Chief Financial Officer
Enterra Energy Trust
Suite 2600, 500 4th Avenue S.W.
Calgary, Alberta, Canada  T2P 2V6


	Re:	Enterra Energy Trust
		Form 20-F for Fiscal Year Ended December 31, 2004
      Filed July 15, 2005
		File No. 000-32115


Dear Mr. Kalman:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Summarized Financial and Operational Data, page 45

1. We note that you disclose a measure labeled Cash Flow from Operations, with a footnote explaining that this is a non-GAAP measure. Under General Instruction C(e) to Form 20-F, you are required to adhere to the guidance in Item 10(e) of Regulation S-K, which places limitations on the disclosure of non-GAAP information.
Your disclosures diverge significantly from the requirement in several respects. As a result, an amendment to your filing will be necessary to address the following points.

a. Your labeling of this item is too similar to the corresponding
GAAP-based measure Cash Flow from Operations, and thereby not in compliance with the requirements of Regulation S-K, Item
10(e)(1)(ii)(E);

b. Your presentation and discussion of your non-GAAP measure is not sufficiently balanced with information about the corresponding GAAP-based measure Cash Flow from Operations. If you are able to show that your non-GAAP measure is calculated in a manner that is consistent with the guidance in Item 10(e)(1)(ii)(A), you will need to present with equal or greater prominence the most comparable GAAP-based measure to comply with Item 10(e)(1)(i)(A). You will also need to elaborate on your disclosure where such information is presented to explain how management uses the non-GAAP measure and the reasons that it provides useful information to investors (incremental to the
GAAP-based measure Cash Flow from Operations);

c. Given the importance you place on your non-GAAP measure as the key factor in setting your monthly distribution rate, coupled with your labeling of the item as a measure of cash flow, you will need to reconcile your non-GAAP measure to the GAAP-based measure Cash Flow from Operations to comply with the requirements of Item 10(e)(1)(i)(B).

d. Your presentation of Cash Flow from Operations per Unit conflicts with the restrictions placed on unit measures under FRC Section
202.04.

You may refer to Frequently Asked Questions Regarding the Use of
Non-
GAAP Financial Measures, located on our website at the following address, if you require further guidance:
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Controls and Procedures, page 94

2. Please revise your disclosure to conclude on the effectiveness of your disclosure controls and procedures, without the qualification currently expressed. If you are otherwise unable to conclude on the effectiveness of your disclosure controls and procedures, the appropriate conclusion would be not effective. Please refer to Exchange Act Rule 13a-15(e) and the instructions to Form 20-F, Item
15(a) if you require further guidance.


Consolidated Statements of Cash Flows

3. Your presentation of net earnings adjusted to eliminate the effects of various charges and credits within the operating section of your Statements of Cash Flows appears contrary to the guidance in
CSA Staff Notice 52-306, advising against the disclosure of non-GAAP financial measures in GAAP financial statements. Please tell us why you believe this guidance does not apply to you.


Engineering Comments

Supplemental Disclosure About Oil and Gas Producing Activities
(Unaudited)

Reserve Quantity Information

4. As you reported your reserves only under Canadian National
Instrument 51-101, please amend your document to reconcile these reserves for U.S. investors under Rule 4-10(a) of Regulation S-X.


Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director
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Mr. John Kalman
Enterra Energy Trust
August 29, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010